EXHIBIT 1

JOINT FILING AGREEMENT

       The undersigned acknowledge and agree that the foregoing statement on Schedule 13G is, and that all subsequent amendments to this statement on Schedule 13G (including amendments on Schedule 13D) signed by each of the undersigned shall be, filed on behalf of each of them pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended. The undersigned acknowledge that each shall be responsible for the timely filing of this Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning them or it contained herein and therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that they or it knows or has reason to believe that such information is inaccurate.

       For and on behalf of:
QUBE RESEARCH & TECHNOLOGIES
    LTD

  /s/ Christina Wilgress
Name: Christina Wilgress
  Title: Director

      For and on behalf of:
 PIERRE-YVES MORLAT

  /s/ Christina Wilgress
Name: Christina Wilgress, attorney-in-fact for
Pierre-Yves-Morlat*

* Christina Wilgress is signing on behalf of Pierre-Yves Morlat as attorney-in-fact pursuant to a Power of Attorney previously filed with the Securities and Exchange Commission, and hereby incorporated by reference herein. The power of attorney was filed as an attachment to a filing by Qube Research & Technologies Ltd on Schedule 13G for Brera Holdings PLC on February 17, 2026.

May 15, 2026